Exhibit 107

CALCULATION OF FILING FEE TABLE

Form S-1

(Form Type)

Cyxtera Technologies, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit(1)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Equity	Class A common stock, $0.0001 par value per share	Other	7,500,000	$11.33	$84,975,000.00	$0.0000927	$7,877.18

	Total Offering Amounts					$84,975,000.00		$7,877.18

	Total Fees Previously Paid					—		—

	Total Fee Offsets					—		—

	Net Fee Due					$7,877.18		$7,877.18

(1)

Pursuant to Rule 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share is $11.33 which is the average of the high and low prices of the Class A common stock on March 21, 2022 on the Nasdaq Global Select Market.